FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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GlaxoSmithKline plc - Result of AGM

GlaxoSmithKline (GSK) announces that at its Annual General Meeting today, all resolutions, including those electing and re-electing Board members, were passed by shareholders.

GlaxoSmithKline Annual General Meeting Poll Results

The following table shows the votes cast for each resolution:

Resolution		Total votes for*	%	Total votes against	%	Total votes cast	Votes withheld**
1	Adoption of Financial Statements	3,598,418,923	98.82	43,141,670	1.18	3,641,560,593	5,644,370
2	Approval of the Remuneration Report	3,541,237,234	97.79	79,954,611	2.21	3,621,191,845	26,063,218
3	Re - Election of Dr Stephanie Burns	3,623,167,103	99.42	21,029,709	0.58	3,644,196,812	2,994,975
4	Re-election of Julian Heslop	3,614,453,830	99.40	21,794,823	0.60	3,636,248,653	10,945,821
5	Re-election of Sir Deryck Maughan	3,610,735,860	99.09	33,299,858	0.91	3,644,035,718	3,157,277
6	Re-election of Dr Daniel Podolsky	3,611,533,790	99.11	32,510,583	0.89	3,644,044,373	3,147,398
7	Re-election of Sir Robert Wilson	3,610,344,137	99.08	33,643,265	0.92	3,643,987,402	3,191,304
8	Re-appointment of Auditors	3,478,245,182	96.93	110,136,263	3.07	3,588,381,445	58,819,622
9	Remuneration of Auditors	3,564,492,662	98.45	56,106,748	1.55	3,620,599,410	26,616,714
10	To authorise the company to make donations to Political Organisations & incur Political Expenditure	3,542,930,783	97.36	95,902,968	2.64	3,638,833,751	8,442,409
11	Authority to allot shares	3,522,619,757	96.76	118,105,636	3.24	3,640,725,393	6,450,059
12	Disapplication of pre-emption rights***	3,605,918,864	99.14	31,425,913	0.86	3,637,344,777	9,718,766
13	Authority for the Company to purchase its own shares***	3,589,455,513	98.56	52,518,615	1.44	3,641,974,128	5,301,338
14	Exemption from statement of senior statutory auditor's name	3,624,009,356	99.65	12,682,719	0.35	3,636,692,075	10,468,603
15	Reduced notice of a general meeting other than an AGM***	3,367,402,408	92.71	264,960,544	7.29	3,632,362,952	14,848,460
16	Adoption of new Articles of Association***	3,576,628,823	99.44	20,021,827	0.56	3,596,650,650	50,514,919

Notes:
*           Includes discretionary votes.
**         A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" or "Against" a resolution.
***        Indicates Special Resolutions requiring a 75% majority

The following table provides further relevant information:

	GlaxoSmithKline's Tenth AGM (2010)	GlaxoSmithKline's Ninth AGM (2009)
Issued share capital (excluding Treasury Shares)	5,192,489,588	5,188,385,638
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	70.24%	73.50%
Total shareholder population	164,450	170,054
Total number of proxies lodged	11,148	10,580
% of shareholders who lodged proxies	6.78%	6.22%
Number of shareholders, corporate representatives and proxies who attended the AGM	325	276

S M Bicknell
Company Secretary
6 May 2010

These results will shortly be available on the Company's website
www.gsk.com
.

Enquiries:

GlaxoSmithKline Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502
	Jo Revill	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 06, 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc